FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Camaren, James L.	**FPL Group, Inc. (FPL)**		X Director; ☐ 10% Owner; ☐ Officer (give title below); ☐ Other (specify below)
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year	
Utilities, Inc. **2335 Sanders Road**		**January 2, 2003**	7. Individual or Joint/Group Filing (Check Applicable Line)
(Street)		5. If Amendment, Date of Original (Month/Day/Year)	X Form filed by One Reporting Person
North Brook, IL 60062			
(City) (State) (Zip)			☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	- -	**1,750**	**I**	**By Camaren Holdings Limited Partnership** [(1)]
Common Stock	- -	- -	- -	- -	- -	- -	- -	**500**	**I**	**By IRA of James Camaren**
Common Stock	**1/02/03**	- -	**A** [(2)]	- -	**700**	**A**	- -	**3,150**	**D**	

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	3A. Deemed Execu-tion Date, if any (Month/Day/Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2) Restricted stock grant made pursuant to the FPL Group, Inc. Non-Employee Directors Stock Plan.

DENNIS P. COYLE
Signature of Reporting Person

January 3, 2003
Date